UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  April 2012

Commission File Number  000-54260

(Translation of registrant’s name into English)
Suite 110, 3040 N. Campbell Avenue, Tucson, Arizona  USA  85719
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F  [X]  Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.    Name and Address of Company

State the full name of your company and the address of its principal office in Canada.

Pan American Lithium Corp. (the “Company”)
Suite 110, 3040 N. Campbell Avenue
Tucson, Arizona USA 85719

Item 2.    Date of Material Change

State the date of the material change.

April 5, 2012

Item 3.    News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

The News Release dated April 5, 2012 was disseminated by Globe Newswire.

Item 4.    Summary of Material Change

The Company has announced that is has closed a non-brokered private placement of 500,000 Common Shares at $0.07 per Share for total gross proceeds of $35,000.  All the securities issued by the Company in connection with the Offering are subject to a four-month hold period expiring on July 27, 2012.

The Company also announced that it has terminated with Level 3 Capital as an advisor, effective March 26, 3012

Item 5.1 Full Description of Material Change

Supplement the summary required under item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material.  Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner.  See also item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the issuer or its subsidiaries.  Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

See attached News Release.

Item 5.2 Disclosure for Restructuring Transactions

This item applies to a material change report filed in respect of the closing of a restructuring transaction under which securities are to be changed, exchanged, issued or distributed.  This item does not apply if, in respect of the transaction, your company sent an information circular to its securityholders or filed a prospectus or a securities exchange takeover bid circular.

Include the disclosure for each entity that resulted from the restructuring transaction, if your company has an interest in that entity, required by section 14.2 of Form 51-102F5. You may satisfy the requirement to include this disclosure by incorporating the information by reference to another document.

Not Applicable.

Item 6.    Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable.

Item 7.    Omitted Information

State whether any information has been omitted on this basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked “Confidential” provide the reasons for your company’s omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

Not Applicable.

Item 8.    Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Please contact Andrew Brodkey, President and Chief Executive Officer of the Company, at (520) 989-0022.

Item 9.    Date of Report

April 10, 2012

Pan American Lithium Corp.
3040 N. Campbell Avenue, Suite 110
Tucson, Arizona USA 85719

News Release
April 5, 2011	TSX.V SYMBOL – PL OTCBQB:PALTF

Pan American Lithium Corp. Announces Closing of Non-brokered Private Placement

TUCSON, Arizona, April 5, 2012 - Pan American Lithium Corp. (TSX-V:PL) (OTCQB:PALTF) (the “Company”) is pleased to announce in furtherance to its News Release dated March 15, 2012, it has completed a non-brokered private placement (the “Offering”) of 500,000 Common Shares at $0.07 per Share. The proceeds will be used for working capital purposes. All of the securities issued by the Company in connection with the Offering are subject to a four-month hold period expiring on July 27, 2012.

In addition, the Company announces that it has terminated its consulting agreement with Level 3 Capital Management Inc. (“Level 3”), in which Level 3 assisted the Company as a corporate finance and strategic planning advisor.

On Behalf of the Board,

PAN AMERICAN LITHIUM CORP.

“Andrew Brodkey”
Andrew A. Brodkey
President and CEO
520.989.0031

For further information contact:

Jodi Henderson
Corporate Secretary
Tel: 520-989-0032

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Lithium Corp.

 /s/ Jodi Henderson
Jodi Henderson,
Corporate Secretary
Date: April 10, 2011